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                                   EXHIBIT 16



March 21, 2001



Securities and Exchange Commission

Washington, D.C. 20549


Ladies and Gentlemen:


We were previously principal accountants for The Newhall Land and Farming Company (the Company) and, under the date of January 16, 2001 we reported on the consolidated financial statements of the Company as of and for the years ended December 31, 2000 and 1999. On March 21, 2001 our appointment as principal accountants was terminated. We have read the Company's statements included under
Item 4 of its Form 8-K dated March 21, 2001, and we agree with such statements, except that we are not in a position to agree or disagree with; 1) the Company's description of the selection and approval process followed by the Audit Committee and management, included in the first paragraph, or 2) the Company's statement in the last paragraph concerning consultation with other independent accounting firms.

Very truly yours,



/S/ KPMG LLP